U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[_]Form 10-K    [_]Form 20-F    [_]Form 11-K     [X]Form 10-Q    [_]Form N-SAR


                      For Period Ended: September 30, 2000
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[_]   Transition Report on Form 10-K
[_]   Transition Report on Form 20-
[_]   Transition Report on Form 11-K
[_]   Transition Report on Form 10-Q
[_]   Transition Report on Form N-SAR For the

Transition Period Ended:

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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.
            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant: NORTHEAST INDIANA BANCORP, INC.
     Former Name if Applicable:  N/A

     648 North Jefferson Street
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     Address of Principal Executive Office (Street and Number)

     Huntington, IN  46750
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     City, State and Zip Code

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PART II -- RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b_25(b), the following should be completed. (Check box if appropriate)

    *(a) The reasons described in reasonable detail in Part III of this form * could not be eliminated without unreasonable effort or expense; * *(b) The subject annual report, semi_annual report, transition report on * Form 10_K, Form 20_F, Form 11_K or Form N_SAR, or portion thereof, will

[X] * be filed on or before the fifteenth calendar day following the * prescribed due date; or the subject quarterly report or transition * report on Form 10_Q, or portion thereof, will be filed on or before * the fifth calendar day following the prescribed due date; and

    *(c) The accountant's statement or other exhibit required by Rule 12b_25(c) has been attached, if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

RESPONSE: Subsequent to September 30, 2000 and within a very short time period of the filing deadline for Form 10-Q, management became aware of circumstances involving loans to a single borrower that are likely to result in the future charge-off of portions of these loans. These loans, which approximate $2.6 million, are collateralized by automobiles and lease receivables. Management is in the process of evaluating the value of applicable collateral and, upon completion of this evaluation, may record additional expense for the quarter ended September 30, 2000 for anticipated losses."

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PART IV -- OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification.

          Darrell E. Blocker       (219)           356_3311
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          (Name)                (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     [ X ] Yes    [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [ X ] Yes    [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See explanation in Part III.

                        NORTHEAST INDIANA BANCORP, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    11/14/00             By  /s/ Darrell E. Blocker
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                                 Darrell E. Blocker, Senior Vice President and
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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